Faegre Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

Phone: (215) 988-2700

Fax: (215) 988-2757

www.faegredrinker.com

May 20, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Orlic

Re:	Conestoga Funds (the “Fund” or the “Registrant”) (File Nos. 333-90720; 811-21120)

Dear Mr. Orlic:

This letter responds to the staff’s comments that you provided via telephone call on April 27, 2021, in connection with your review of the post-effective amendment to the Registrant’s registration statement on Form N-1A with respect to the Conestoga Mid Cap Fund.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

General

1.	On the fee table, please update the introductory language to match the language in the newest version of Form N-1A.

The Registrant will add the requested disclosure.

2.	Please disclose in a footnote that the other expenses are estimated.

The Registrant will include this disclosure.

3.	At the end of Footnote 2, add “and at the time of recoupment” to the footnote.

The Registrant will include this disclosure.

4.	Under principal investment strategies, please remove the word “generally” and the phrase “on a rolling three-year basis” from the Fund’s 80% policy.

The Registrant will remove the word “generally” from the Fund’s 80% policy. With respect to the use of a capitalization range determined on a rolling three-year basis, the Registrant respectfully declines this comment. The staff of the Division of Investment Management, in its response to frequently asked questions about Rule 35d-1 with respect to the terms "small-cap," "mid-cap," and "large-cap," specifically states "an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus." A market capitalization range based on the market capitalization of the Russell Mid Cap Index on a rolling three-year basis mitigates against the effect of anomalous market movements on the Fund’s portfolio construction. The Registrant will include in the prospectus the capitalization range of the index on a rolling three-year basis in dollars as of a recent date.

5.	Consider briefly elaborating on what is meant by a “bottom-up approach” in selecting securities.

The Registrant will add disclosure responsive to this comment.

6.	Consider adding Equity Risk as a separate risk factor.

The Registrant will add this disclosure.

7.	Why is there a need for Small Cap Securities Risk?

The Fund may invest up to 20% of its assets in issuers that do not fall into the definition of “Mid Cap Securities” included in the prospectus. The Registrant anticipates that a significant portion of this 20% of net assets will be invested in small cap securities. Because the risks of mid cap securities and small cap securities may differ, the Registrant believes that small cap securities may represent a principal risk for the Fund.

8.	For the sectors listed on page 11 (Producer Durables, Healthcare Securities, Technology Securities), provide context to assess the importance of the sectors listed.

The Registrant will provide context for the above-mentioned sectors.

9.	State Mr. Kovich’s role as lead independent Trustee of the Trust. Item 17(b) of Form N-1A.

The Registrant will add disclosure in response to this comment.

10.	Confirm that the exhibits relating to the shareholder servicing plan for Institutional Class shares are included in the final filing.

The Registrant confirms that the exhibit relating to the Shareholder Servicing Plan for Institutional Class shares will be included in the Rule 485(b) filing.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328, or in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

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